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Phone:	(212) 885-5358
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Email:	leslie.marlow@blankrome.com

August 23, 2022

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Dillon Hagius

Re:	Cadrenal Therapeutics, Inc.
Draft	Registration Statement on Form S-1
Submitted	July 15, 2022
CIK	No. 0001937993

Dear Mr. Haguis:

On behalf of our client, Cadrenal Therapeutics, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 11, 2022 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Draft Registration Statement (“Revised Registration Statement No. 1”).

Set forth below are the comments from the Comment Letter. For your convenience, the numbered paragraph below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following the comment is the Company’s response to that comment in bold, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 1 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement No. 1.

Draft Registration Statement on Form S-1 submitted July 15, 2022

Cover Page

1.	Please revise the cover page to note that you will be a controlled company under Nasdaq rules and, as a result, may elect not to comply with certain corporate governance requirements.

Response: We have revised the cover page to note that we will be a controlled company under Nasdaq rules and that we currently do not intend to avail ourselves of the controlled company exemption under the Nasdaq corporate governance standards.

Prospectus Summary

Our Business, page 1

2.	Please revise your disclosure here and upfront in your business section to:

●	clarify how you acquired your product candidate, tecarfarin;

●	identify the "previous owner"; and

●	disclose that the eleven human clinical trials were conducted by third parties.

Response: We have revised our disclosure in the Prospectus Summary and upfront in our business section to clarify how we acquired our product candidate, identify the previous owner and disclose that the eleven human clinical trials were conducted by third parties.

3.	Please remove statements that tecarfarin is a "late-stage" therapy, as these statements imply that your product is farther into the development process than it really is. We note statements to this effect throughout the filing. Additionally, please revise to explain what tecarfarin being "Phase 3- ready" means.

Response: We have removed statements that tecarfarin is a "late-stage" therapy and statements that tecarfarin is "Phase 3- ready".

4.	Please revise your statement that, in 2019, the FDA “concurred with the recommended design of the remaining pivotal Phase 3 trial for tecarfarin, submitted by the previous owner of tecarfarin” to remove any implication that the FDA has approved your Phase 3 trial design. Specifically, disclose that you have not received FDA input on your current Phase 3 design and that there can be no assurance that the design will be accepted by the FDA. We note risk factor disclosure to this effect on pages 15 and 16. Additionally, disclose whether you are making any changes to the design of the Phase 3 trial for tecarfarin that was submitted by the "previous owner" of tecarfarin and disclose the name of this owner.

Response: We have revised our statement that, in 2019, the FDA “concurred with the recommended design of the remaining pivotal Phase 3 trial for tecarfarin, submitted by the previous owner of tecarfarin” to remove any implication that the FDA has approved our Phase 3 trial design. We have further disclosed that we have not received FDA input on our current Phase 3 design, that there can be no assurance that the design will be accepted by the FDA and whether we are making any changes to the design of the Phase 3 trial for tecarfarin that was submitted by the previous owner, which we have identified.

5.	Please balance your statement that tecarfarin has generally been "well-tolerated in both healthy adult subjects and patients" with disclosure discussing whether any severe adverse advents have been observed that have been deemed to be related to tecarfarin and the nature of any such events and the number of patients who experienced them. We note your risk factor disclosure on page 25 that major hemorrhages occurred in 1.6% of the blinded tecarfarin patients randomized in the EMBRACE-AC trial. In addition, we note your disclosure on page 74 that at least one patient died due to intracerebral hemorrhage that was considered to be possibly related to tecarfarin.

Response: We have added disclosure discussing any severe adverse events that have been observed that have been deemed to be related to tecarfarin and the nature of any such events and the number of patients who experienced them.

6.	Please remove statements that: (1) tecarfarin may "potentially eliminate specific side effects while maintaining or improving effectiveness" when compared to the most commonly prescribed drugs for the treatment of thrombosis and AFib and; (2) that tecarfarin "was designed to have the same well-established and reversible VKA mechanism of action as warfarin, but to be free of certain potentially life-threatening clearance and drug-to-drug interaction problems associated with warfarin." These statements imply that your product candidate is safe and effective, which is a determination solely within the authority of the FDA and comparable foreign regulatory authorities. Remove similar statements from pages 58, 59, 64, and 71.

Response: We have removed statements that: tecarfarin may "potentially eliminate specific side effects while maintaining or improving effectiveness" when compared to the most commonly prescribed drugs for the treatment of thrombosis and AFib and that tecarfarin "was designed to have the same well-established and reversible VKA mechanism of action as warfarin, but to be free of certain potentially life-threatening clearance and drug-to-drug interaction problems associated with warfarin."

United States Securities

and Exchange Commission

August 23, 2022

7.	Please provide balancing disclosure in the Prospectus Summary concerning the following:

●	your history of net losses and limited operating history;

●	the going concern opinion provided by your auditors;

●	that you do not believe that the proceeds from this offering will provide you with sufficient funds to complete the Phase 3 clinical trial for tecarfarin; and

●	that your patents directed to tecarfarin expire in 2024.

Response: We have added disclosure in the Prospectus Summary concerning our history of net losses and limited operating history; the going concern opinion provided by our auditors, that we do not believe that the proceeds from this offering will provide us with sufficient funds to complete the Phase 3 clinical trial for tecarfarin and that our patents directed to tecarfarin expire in 2024.

Clinical Trials, page 3

8.	Please disclose when the Phase 2/3 CLN-505 trial occurred and who sponsored the trial. Additionally, balance your discussion of its results with disclosure that it did not achieve statistical significance on its primary endpoint and the results of the primary analysis showed that tecarfarin was not superior to warfarin as measured by TTR. Similarly revise the discussion of this trial on page 66.

Response: We have added disclosure as to when the Phase 2/3 CLN-505 trial occurred, who sponsored the trial; that it did not achieve statistical significance on its primary endpoint and that the results of the primary analysis showed that tecarfarin was not superior to warfarin as measured by TTR.

Our Strategy, page 3

9.	Please revise the statement that you plan to expand your existing pipeline of "investigational products" to clarify that you currently only have one investigational product or otherwise advise.

Response: We have revised the statement that we plan to expand your existing pipeline of "investigational products" to clarify that we currently only have one investigational product.

Recent Events, page 3

10.	Please disclose that you intend to use $1.8 million of this offering's proceeds to pay HESP LLC pursuant to the terms of the Asset Purchase Agreement and clarify whether this payment will impact the milestone payments that you owe to HESP LLC.

Response: We have added disclosure that, subsequent to the filing of our Form S-1, we entered into an Amendment to the Asset Purchase Agreement with HESP LLC, whereby HESP LLC agreed to accept shares of our common stock in lieu of the $1.8 million cash payment it would have been entitled to be paid pursuant to the Asset Purchase Agreement.

Summary of Risks Associated with Our Business, page 4

11.	We note that your summary risk factors are four pages in length. Please revise to limit to two pages and disclose only the principal factors that make an investment in the registrant or offering speculative or risky, as required by Item 105(b) of Regulation S-K.

Response: We revised the summary risk factors to reduce their length.

United States Securities

and Exchange Commission

August 23, 2022

Risk Factors

Our amended and restated certificate of incorporation and amended and restated bylaws. . ., page 45

12.	We note your disclosure that your amended and restated certificate of incorporation and amended and restated bylaws will be in effect upon consummation of this offering. When available, please file both documents as exhibits to the registration statement. Refer to Item 601(b)(3) of Regulation S-K.

Response: We have filed our amended and restated certificate of incorporation and amended and restated bylaws as exhibits to Revised Registration Statement No. 1.

Use of Proceeds, page 52

13.	Please revise to state how far in the clinical development of tecarfarin you expect to proceed with the offering proceeds. We note your disclosure on page 14 that you will need additional funding to enroll patients and complete the Phase 3 trial.

Response: We have revised the disclosure to state how far in the clinical development of tecarfarin we expect to proceed with the offering proceeds.

Business, page 64

14.	Your pipeline table on page 66 shows the clinical trial of tecarfarin for mechanical heart valves has completed its Phase 2 trial; however, your disclosure states that the Phase 2 trial has not yet begun to enroll patients. Please reconcile and, if necessary, revise to reduce the length of the arrow to accurately reflect the actual status of your pipeline candidate as of the latest practicable date.

Response: We have revised the table to reconcile the disclosure regarding the Phase 2 trial and correct the arrow length.

Our Investigational Product Candidate, page 68

15.	We note your disclosure on page 69 that warfarin was initially marketed as rat poison. Please explain why this is relevant to an investor's understanding of the current FDA approved uses for warfarin. Relatedly, please provide the basis for your statement that, "due to its side effects, the use of warfarin has decreased during the last decade."

Response: We removed the disclosure regarding rat poison and provided support for our statement that, "due to its side effects, the use of warfarin has decreased during the last decade."

Tecarfarin Clinical Program, page 71

16.	We note that you do not disclose any narrative explanation for four of the 11 clinical trials listed in this table (CLN-501, CLN-502, CLN-503, and CLN-509). Please describe the results these trials or explain why you do not believe this information is material. In addition, please update your summary table to disclose who sponsored each study.

Response: We have added narrative explanation for CLN-501, CLN-502, CLN-503, and CLN-509 trials and disclosed who sponsored each study.

Lee's Pharmaceutical Holdings Limited, page 76

17.	Please file the LPH License as an exhibit to the registration statement or, alternatively, provide your analysis supporting your belief that such filing is not required. See Item 601(b)(10) of Regulation S-K.

Response: The LPH License will be filed by amendment. We are currently reviewing the LPH License to determine what, if any, information contained therein we will be seeking to redact for confidentiality.

United States Securities

and Exchange Commission

August 23, 2022

Market Opportunity, page 77

18.	We note that you commissioned a 2019 study by Navigant/Guidehouse. Please analyze whether you are required to file a consent pursuant to Rule 436 of the Securities Act and, if necessary, file this consent or otherwise advise. Additionally, please balance your statement concerning your estimated annual U.S. market revenue potential for tecarfarin with disclosure that tecarfarin would first have to receive FDA approval to be sold in the United States.

Response: We removed reference to the 2019 study being conducted by Navigant/Guidehouse. Having commissioned a third-party to conduct the study on our behalf, we believe that the results of the study and the corresponding reports are our property and, as such, we are entitled to use and publish the information contained therein. We have also added disclosure that tecarfarin would first have to receive FDA approval to be sold in the United States.

Summary of Safety and Tolerability of Tecarfarin, page 77

19.	This section, including its sub-heading, implies that your product candidates are safe, which is a determination solely within the authority of the FDA and comparable foreign regulatory authorities. For example, it is not appropriate to state that you believe "tecarfarin is at least as safe as warfarin and believe tecarfarin may show improved safety, as measured by bleeding events, as compared to warfarin." Please revise. In addition, we advise you that you may present the objective data from pre- clinical and clinical trials without drawing a conclusion from the results.

Response: We removed the statements that would imply that our product candidate is safe.

Intellectual Property, page 78

20.	We note that both of your issued patents directed to tecarfarin expire in 2024 and that the corresponding foreign patents expire in 2025. Please revise your disclosure to explain the material impact, if any, of the patent expiration on your business. We note your risk factor disclosure on page 37 that your "success depends in large part on [y]our ability to obtain and maintain patent protection in the United States and other countries with respect to [y]our proprietary product candidate."

Response: We revised our disclosure to explain that our success is dependent upon market and data exclusivity, independent of and in addition to patent protection, as well as the impact of the patent expiration on our business.

21.	We note only footnotes (1) and (2) to your list of U.S. and foreign patents discuss the type of patent protection and which product candidates are covered by each patent. Please revise your disclosure regarding your patent portfolio to clarify the specific product candidate or technology to which each of these patents relate and identify the type of patent protection (e.g., composition of matter, use, or process).

Response: We have added disclosure to clarify the specific product candidate or technology to which each of these patents relate and identify the type of patent protection (e.g., composition of matter, use, or process).

Management, page 89

22.	We note that Quang Pham previously served as Espero CEO from 2015 until Espero's "assets were assigned for the benefit of its creditors in July 2020." Please clarify the nature of this assignment. Please provide the disclosures required by Item 401(f) of Regulation S-K or otherwise advise.

Response: We have added disclosure regarding the assignment to creditors by Espero.

United States Securities

and Exchange Commission

August 23, 2022

Scientific Advisory Board (SAB), page 91

23.	Please describe the role or function of the Scientific Advisory Board and whether there are any rules or procedures governing such board. Additionally, please file the Scientific Advisory Board and Consulting Agreement with Dr. Pokorney as an exhibit to the registration statement or, alternatively, provide an analysis supporting your belief that such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have added disclosure regarding the role and function of the Scientific Advisory Board. We believe it is not necessary to file Dr. Pokorney’s Consulting Agreement as an exhibit to Revised Registration Statement No. 1 because it was entered into in the Company’s ordinary course of business. It is common practice for start-up companies such as the Company to hire consultants such as Dr. Pokorney.

Certain Relationships and Transactions, page 100

24.	Please file the subscription agreements with Quang Pham dated January 25, 2022 and the convertible promissory note with John Murphy dated March 1, 2022 as exhibits to the registration statement or, alternatively, provide an analysis supporting your belief that such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have revised our disclosure to explain that Quang Pham was issued the shares pursuant to one subscription agreement, some of which were subsequently transferred to related trusts. We have filed the subscription agreement with Quang Pham dated January 25, 2022 as an exhibit to Revised Registration Statement No. 1. The convertible promissory note with John Murphy dated March 1, 2022 was filed as exhibit 4.3 to the Registration Statement and we have updated the exhibit index to clarify same.

25.	We note your disclosure that you entered into an agreement with Phamace, LLC, a consulting firm of which your chief executive officer is the sole member. Please update your disclosure to more specifically describe the "services rendered."

Response: We have added disclosure regarding the services rendered by Phamace, LLC.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Our Common Stock, page 110

26.	Please remove the disclaimer on page 111 indicating that the discussion of material tax considerations are provided "for informational purposes only" and the disclaimer on page 113 that this discussion is "for general information only." These statements imply that investors are not entitled to rely on the disclosure in your registration statement

Response: We removed the disclaimers.

Exhibits

27.	Please revise so that all agreements show the signatures or conformed signatures of all the parties to the agreements. It appears, for example only, that Exhibit 10.7 and 10.8 do not show signatures by all parties to the agreements.

Response: We corrected the exhibits to show the signatures or conformed signatures of all parties.

General

28.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We will supplementally provide you with copies of all written communications, as defined in Rule 405, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

United States Securities

and Exchange Commission

August 23, 2022

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Hank Gracin at (212) 885-5362.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	Quang Pham
Chief Executive Officer, Cadrenal Therapeutics, Inc.

Hank Gracin, Esq.
Blank Rome LLP